Exhibit (12)(a) S&T Bancorp, Inc. Computations of Consolidated Ratios of Earnings to Fixed Charges (000's)

	Six months Ended June 30
		Years Ended December 31,
Excluding Interest on Deposits	2003	2002	2001	2000	1999	1998

Fixed Charges:
Interest Expense (excluding interest on deposits)	$8,548	$17,603	$23,537	$29,674	$22,664	$19,586
Interest Factor Within Rent Expense	-	-	-	-	-	-
Total Fixed Charges	$8,548	$17,603	$23,537	$29,674	$22,664	$19,586

Earnings:
Income Before Income Taxes	$35,544	$67,974	$66,344	$62,539	$59,395	$54,162
Fixed Charges	8,548	17,603	23,537	29,674	22,664	19,586
Total Earnings	$44,092	$85,577	$89,881	$92,213	$82,059	$73,748

Ratio of Earnings to fixed Charges, Excluding Interest on Deposits	5.16	4.86	3.82	3.11	3.62	3.77

Including Interest on Deposits

Fixed Charges:
Interest Expense	$25,304	$56,300	$76,713	$86,141	$69,942	$69,156
Interest Factor Within Rent Expense	-	-	-	-	-	-
Preferred Stock Dividends	-	-	-	-	-	-
Total Fixed Charges	$25,304	$56,300	$76,713	$86,141	$69,942	$69,156

Earnings:
Income Before Income Taxes	$35,544	$67,974	$66,344	$62,539	$59,395	$54,162
Fixed Charges	25,304	56,300	76,713	86,141	69,942	69,156
Total Earnings	$60,848	$124,274	$143,057	$148,680	$129,337	$123,318

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	2.40	2.21	1.86	1.73	1.85	1.78